UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File No. 001-33580

ASANKO GOLD INC.
(Translation of registrant's name into English)

Suite 680, 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits

99.1	Asanko Gold Mine Definitive Feasibility Study (National Instrument 43-101 Technical Report) effective date June 5, 2017

99.2	Consent under NI 43-101 of Qualified Person – Thomas Obiri-Yeboah

99.3	Consent under NI 43-101 of Qualified Person – Malcolm Titley

99.4	Consent under NI 43-101 of Qualified Person – Phil Bentley

99.5	Consent under NI 43-101 of Qualified Person – Glenn Bezuidenhout

99.6	Consent under NI 43-101 of Qualified Person – Doug Heher

99.7	Consent under NI 43-101 of Qualified Person – Godknows Njowa

99.8	Consent under NI 43-101 of Qualified Person – David Morgan

99.9	Consent under NI 43-101 of Qualified Person – Charles Muller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

/s/ Fausto Di Trapani

Fausto Di Trapani
Chief Financial Officer

Date: July 20, 2017